November 18, 2002

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Request to Withdraw Form N-4 Filing

First SunAmerica Life Insurance Company

WM Diversified StrategiesIII

FS Variable Separate Account

Dear Sir or Madam:

On July 17, 2002, we transmitted an N-4 filing for a new variable annuity product, WM Diversified StrategiesIII, to be issued by First SunAmerica Life Insurance Company ("First SunAmerica"), accession number 0000898430-02-002619.

Subsequently, we determined that the filing was invalid due to a change of directors. No securities were sold to the public since the product was not declared effective. Therefore, we respectfully request that the Form N-4 filing be withdrawn. We intend to file a new Form N-4 with the correct list and signatories.

Please contact Christine A. Nixon at 310-772-6606 or Katherine Stoner at 713-831-3164 if you have questions or need more information.

Sincerely,

/s/ Christine A. Nixon

Christine A. Nixon, Esq.

Director, Vice President and Secretary

First SunAmerica Life Insurance Company